# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ranger Bermuda Topco Ltd, CIK 0002055116
CUSIP: G5260K102
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 48 Par-La-Ville Road, Suite 1141, Hamilton, Bermuda, United Kingdom (X0), HM 11
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0001365555
Persons authorized to receive notices and communications: David Saks, 59 Maiden Lane, 43rd Floor, New York, New York (NY), 10038, (212) 220-7120

## Reporting persons
- Amtrust Financial Services, Inc. (CIK 0001365555): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 776,040; shared voting power 0; sole dispositive power 776,040; shared dispositive power 0; aggregate amount beneficially owned 776,040 (7.8% of the class)
- Barry D. Zyskind: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 318,714; shared voting power 776,040; sole dispositive power 318,714; shared dispositive power 776,040; aggregate amount beneficially owned 1,094,754 (11% of the class)
- George Karfunkel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 80,000; shared voting power 776,040; sole dispositive power 80,000; shared dispositive power 776,040; aggregate amount beneficially owned 856,040 (8.6% of the class)
- Leah Karfunkel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 339,630; shared voting power 776,040; sole dispositive power 339,630; shared dispositive power 776,040; aggregate amount beneficially owned 1,115,670 (11.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.01 per share
Name of issuer: Ranger Bermuda Topco Ltd
Address of issuer's principal executive offices: 48 Par-La-Ville Road, Suite 1141, Hamilton, Bermuda, United Kingdom (X0), HM 11
Comment:
The title and class of equity security to which this statement on Schedule 13D (this "Schedule 13D") relates are the Common Shares, $0.01 par value per share ("Common Shares"), of Kestrel Group Ltd, a Bermuda exempted company limited by shares (f/k/a Ranger Bermuda Topco Ltd) the "Issuer" or the "Company"). The principal executive office of the Issuer is located at 48 Par-La-Ville Road, Suite 1141
Hamilton HM 11, Bermuda.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: AmTrust Financial Services, Inc. ("AmTrust"), Mr. Barry D. Zyskind, Mr. George Karfunkel and Ms. Leah Karfunkel. AmTrust, Mr. Zyskind, Mr. Karfunkel and Ms. Karfunkel are referred to as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.
Residence or business address: The address of each Reporting Person is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, NY 10038.
Present principal occupation or employment: AmTrust underwrites and provides property and casualty insurance products. Mr. Zyskind is the chairman and chief executive officer of AmTrust and holds an equity interest in AmTrust. Mr. Karfunkel and Ms. Karfunkel are private investors, who are board members and hold equity interests in AmTrust.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
On June 17, 2020, the Securities and Exchange Commission filed a complaint against AmTrust and its former chief financial officer, which alleged that AmTrust's disclosures through the end of 2015 of its actuarial process for estimating loss reserves failed to disclose AmTrust's process for reporting its management's best estimate of loss reserves. Without admitting or denying the allegations, AmTrust agreed to a permanent injunction against future violations and to pay a civil penalty.

During the last five years, none of the other Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Mr. Zyskind, Mr. Karfunkel and Ms. Karfunkel is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired beneficial ownership of the Common Shares reported in this Schedule 13D in the Transaction described in Item 4.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to a Combination Agreement (as amended, the "Combination Agreement") entered into among Maiden Holdings, Ltd., a Bermuda exempted company limited by shares ("Maiden"), Kestrel Group, LLC, a Delaware limited liability company ("Kestrel"), the equityholders of Kestrel (the "Kestrel Equityholders"), the Company (f/k/a Ranger Bermuda Topco Ltd) and certain other entities, on May 27, 2025, Maiden and Kestrel effected a transaction to combine their respective businesses (the "Transaction"). A copy of the Combination Agreement is incorporated by reference in this Schedule 13D as Exhibits 2, 3, and 4, to which reference is made for the complete terms of that agreement.

As a consequence of the Transaction:

(i) each of Maiden and Kestrel became an indirect, wholly-owned subsidiary of the Company;

(ii) each common share of Maiden was converted, in a series of two mergers, into 0.05 Common Share;

(iii) the Kestrel Equityholders receive an aggregate of $40,000,000 in cash and 2,750,000 Common Shares. In addition, the Kestrel Equityholders will be entitled to receive in contingent consideration (the "Contingent Consideration") up to the lesser of (x) an aggregate number of Common Shares equal to $45,000,000 divided by certain volume weighted average prices of such shares (as calculated pursuant to the terms of the Combination Agreement), which will be payable upon the achievement of certain EBITDA milestones by the Kestrel Business, subject to other terms and conditions as set forth in the Combination Agreement, and (y) 2,750,000 Common Shares. The "Kestrel Business" refers to the businesses that Kestrel and its subsidiaries conducted as of immediately prior to the closing of the Transaction, and any extensions of such businesses or related or ancillary businesses existing thereafter, subject to other terms and conditions as set forth in the Combination Agreement.

AmTrust also entered into a Registration and Investor Rights Agreement with the Company. See Item 6.

AmTrust was a Kestrel Equityholder, and received Common Shares at the closing of the Transaction in proportion to its equity interest in Kestrel prior to the closing of the Transaction. Each of Mr. Zyskind, Mr. Karfunkel and Ms. Karfunkel was a shareholder of Maiden prior to the closing of the Transaction, and received Common Shares at the closing of the Transaction in proportion to their respective equity interests in Maiden prior to the closing of the Transaction.

The Reporting Persons currently hold their Common Shares for investment. The Reporting Persons intend to evaluate their investment in the Company, and their plans with respect to the Common Shares that they hold, from time to time in light of then prevailing circumstances.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) AmTrust is the owner of 776,040 Common Shares, constituting 7.8% of the outstanding Common Shares. Mr. Zyskind is the beneficial owner of 318,714 Common Shares, constituting 3.2% of the Common Shares outstanding. Mr. Karfunkel is the beneficial owner of 80,000 Common Shares, constituting 0.8% of the Common Shares outstanding. Ms. Karfunkel is the beneficial owner of 339,630 Common Shares, constituting 3.2% of the Common Shares outstanding.

By reason of his position as the chairman and chief executive officer of AmTrust and his equity interest in AmTrust, Mr. Zyskind may be deemed to beneficially own the Common Shares owned by AmTrust. By reason of their membership on the board of directors of AmTrust and their equity interests in AmTrust, each of Mr. Karfunkel and Ms. Karfunkel may be also be deemed to beneficially own the Common Shares owned by AmTrust. Including the Common Shares owned by AmTrust, Mr. Zyskind beneficially owns 1,094,754 Common Shares, constituting 11.0% of the Common Shares outstanding; Mr. Karfunkel beneficially owns 856,040 Common Shares, constituting 8.6% of the Common Shares outstanding; and Ms. Karfunkel beneficially owns 1,115,670 Common Shares, constituting 11.2% of the Common Shares outstanding. Each of Mr. Zyskind, Mr. Karfunkel and Ms. Karfunkel disclaim beneficial ownership of the Common Shares owned by AmTrust to the extent permitted by law.

The foregoing percentages of the Common Shares outstanding are based upon 9,939,496 Common Shares outstanding according to the Company as of the closing of the Transaction.

The outstanding Common Shares include 2,223,456 Common Shares held by Maiden Reinsurance Ltd., an indirect, wholly-owned subsidiary of the Company ("Maiden Re"), which under Bermuda law may be voted by Maiden Re. If the Common Shares held by Maiden Re were not included in the number of outstanding Common Shares, the percentage ownership of the Reporting Persons in the Common Shares would be as follows: AmTrust, 10.1%; Mr. Zyskind, 4.1% and 14.2% including the Common Shares owned by AmTrust; Mr. Karfunkel, 1.0% and 11.1% including the Common Shares owned by AmTrust; and Ms. Karfunkel, 4.4% and 14.5% including the Common Share owned by AmTrust.

The Common Shares owned by the Reporting Persons do not include the Common Shares that may be issuable to AmTrust as part of the Contingent Consideration.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Except as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See Item 4 with respect to the Combination Agreement.

On May 27, 2025, AmTrust entered into a Registration and Investor Rights Agreement with the Company. A copy of the Registration and Investor Rights Agreement is incorporated in this Schedule 13D as Exhibit 5, to which reference is made for the complete terms of that agreement.

The Registration and Investor Rights Agreement provides that, following the expiration of a lock-up period, AmTrust and its permitted transferees can require the Company to register under the Securities Act of 1933, as amended, all or any portion of the Common Shares issued to AmTrust in connection with the closing of the Transaction, subject to customary requirements and limitations. AmTrust and its permitted transferees also have piggyback registration rights, such that AmTrust and its permitted transferees may include their shares in certain future registrations of the Company's equity securities. The demand registration rights and piggyback registration rights are each subject to market cut-back exceptions.

The Registration and Investor Rights Agreement sets forth customary registration procedures, including an agreement by the Company to make its management reasonably available to participate in road show presentations in connection with any underwritten offerings. The Company also agrees to indemnify AmTrust and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to the Company for use in a registration statement by AmTrust or any of its permitted transferees.

The Registration and Investor Rights Agreement also provides that the Company's board of directors immediately following closing of the Transaction will consist of seven directors. AmTrust has the right to nominate (i) one non-independent director to the board of directors for so long as AmTrust and its affiliates own at least 25% of the Company Shares issued to AmTrust at the closing of the Transaction, and (ii) two independent directors to the board of directors for so long as AmTrust and its affiliates own at least 5% of the outstanding Company Shares and at least 25% of the Company Shares issued to AmTrust at the closing of the Transaction. To the extent permitted by applicable law, each committee of the board of directors will include at least one director designated by AmTrust.

The Registration and Investor Rights Agreement also gives AmTrust, subject to confidentiality requirements, the right to receive certain information concerning the Company and to discuss the Company's business and financial results with the Company's chief financial officer on a quarterly basis.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
1 Joint Filing Agreement
2 Combination Agreement, dated December 29, 2024, by and among Maiden, Kestrel, the Kestrel Equiyholders, the Company (f/k/a Ranger Bermuda Topco Ltd) and certain other entities (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4, filed March 24, 2025 (the "Form S-4"))
3 Letter Agreement amending the Combination Agreement, dated February 17, 2025, by and among Maiden, Kestrel, the Kestrel Equiyholders, the Company (f/k/a Ranger Bermuda Topco Ltd) and certain other entities (incorporated by reference to Exhibit 2.2 to the Form S-4)
4 Letter Agreement amending the Combination Agreement, dated March 24, 2025, by and among Maiden, Kestrel, the Kestrel Equiyholders, the Company (f/k/a Ranger Bermuda Topco Ltd) and certain other entities (incorporated by reference to Exhibit 2.3 to the Form S-4)
5 Registration and Investor Rights Agreement Amtrust, between the Company (f/k/a Ranger Bermuda Topco Ltd) and AmTrust (incorporated by reference to Exhibit 4.2 to the Form S-4)

## Signatures
- Amtrust Financial Services, Inc.: /s/ David Saks, David Saks, EVP, Chief Legal Officer (05/30/2025)
- Barry D. Zyskind: /s/ Barry D. Zyskind, Barry D. Zyskind (05/30/2025)
- George Karfunkel: /s/ George Karfunkel, George Karfunkel (05/30/2025)
- Leah Karfunkel: /s/ Leah Karfunkel, Leah Karfunkel (05/30/2025)